CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT’s Subsidiaries to Participate in New Government Program for International Students

February 3, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT”) reports that the Government of British Columbia and Citizenship and Immigration Canada (“CIC”) announced that on January 31, 2011 a pilot project was launched which will offer Post-Graduation Work Permits (“PGWP”) to international student graduates from a select list of private post-secondary institutions in British Columbia.  CIBT is pleased to announce that its subsidiaries, Sprott-Shaw Community College and Sprott-Shaw Degree College, have been included on this list of educational institutions.

The PGWP program allows international students to gain valuable Canadian work experience by training in Canada under the PGWP program after they graduate from Sprott-Shaw’s list of qualified programs. For programs ranging from 8 months to 2 years of full-time study, students can apply for a work permit effective for period of time equal to the length of their program.  More information on the PGWP is available on the Citizenship and Immigration Canada website at www.cic.gc.ca.

“This new initiative is expected to boost our international enrolment by attracting more overseas students to our programs,” commented Toby Chu, CIBT’s President, CEO and Vice Chairman.  “We feel that CIBT is well positioned to benefit from this latest development due to our expanding global presence in 18 countries and our network of over 2,000 independent agents who are actively recruiting students on our behalf.   This latest post-graduate work experience initiative implemented by the Provincial and Federal Governments is appealing to international students because upon completion of their studies they can gain invaluable work experience in Canada. We believe these graduates will then have a competitive advantage in their respective job markets upon returning to their home countries.”

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges as well as having cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains forward-looking statements about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statement in this news release that the Post-Graduation Work Permits program is expected to boost CIBT’s international enrolment, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to whether the Post-Graduation Work Permits program will attract international students to Canada and, in particular, to CIBT’s programs over those of a competitor; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

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